UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Exact name of registrant as specified in its charter)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,

People’s Republic of China 271000

(Address of principal executive office)

Common Shares, par value US$0.001 per share

(Title of Class of Securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, CHINA CUSTOMER RELATIONS CENTERS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2021	CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Name:	Gary Wang
Title:	Chairman and Chief Executive Officer